UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Alcatel Lucent

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable)

France

(Jurisdiction of Subject Company’s Incorporation or Organization)

Nokia Corporation

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

ISIN No. FR0000130007

(CUSIP Number of Class of Securities)

Olivier Durand

Telephone Number 33 (1) 55 14 10 10

Facsimile Number 33 (1) 55 14 14 05

148/152 Route de la Reine

92100 Boulogne-Billancourt FRANCE

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Riikka Tieaho Vice President, Corporate Legal Nokia Corporation Karaportti 3 FI-02610 Espoo Finland Tel. No.: +358 (0) 10-448-8000	Scott V. Simpson Michal Berkner Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Tel. No.: +44 20-7519-7000

September 22, 2016

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit No.	Description

99.1	English Translation of Nokia and Alcatel Lucent’s joint offer document, published on September 20, 2016

99.2	English Translation of Nokia’s “other information” document, published on September 21, 2016

99.3	English Translation of Alcatel Lucent’s “other information” document, published on September 21, 2016

(b) Not applicable

Item 2. Informational Legends

Not applicable

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable

(2)

Exhibit No.	Description

99.4	Alcatel Lucent’s annual report for fiscal year 2015, as amended (incorporated by reference to Alcatel Lucent’s annual report on Form 20-F/A for the fiscal year ended December 31, 2015)

(3)	Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the “SEC”), Nokia is submitting to the SEC a written irrevocable consent and power of attorney on Form F-X.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

NOKIA CORPORATION

By:	/s/ Riikka Tieaho

Name:	Riikka Tieaho

Title:	Vice President, Corporate Legal

By:	/s/ Kristian Pullola

Name:	Kristian Pullola

Title:	Senior Vice President, Corporate Controller

Exhibit Index

Exhibit No.	Description

99.1	English Translation of Nokia and Alcatel Lucent’s joint offer document, published on September 20, 2016

99.2	English Translation of Nokia’s “other information” document, published on September 21, 2016

99.3	English Translation of Nokia’s Article 231-27 standardized press release, published on September 21, 2016

99.4	Alcatel Lucent’s annual report for fiscal year 2015, as amended (incorporated by reference to Alcatel Lucent’s annual report on Form 20-F/A for the fiscal year ended December 31, 2015)